UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMTD International Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

00180G106*

(CUSIP Number)

P&R Finance Limited

Clear Radiant Limited

Unicorn Star Limited

Century City International Holdings Limited

c/o 11th Floor, 68 Yee Wo Street

Causeway Bay, Hong Kong

(852) 2894-7888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of P&R Finance Limited, a Hong Kong company (“P&R Finance”), Clear Radiant Limited, a British Virgin Islands company (“Clear Radiant”), Unicorn Star Limited, a British Virgin Islands company (“Unicorn Star”), and Century City International Holdings Limited, a Bermuda company (“Century City”), with respect to the Ordinary Shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”), of AMTD International Inc., a Cayman Islands company (the “Issuer”).

The CUSIP number of 00180G106 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00180G106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS P&R Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,674,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,674,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,674,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% of the Class A Ordinary Shares (2) (or 2.3% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Represents 5,674,000 Class B Ordinary Shares of the Issuer in the aggregate, as sold and transferred by AMTD Group Company Limited (“AMTD Group”) to P&R Finance pursuant to SPA 1 (as defined in Item 4 below) on January 10, 2020, and as automatically converted into 5,674,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(2)

Calculated based upon 52,827,851 outstanding Class A Ordinary Shares of the Issuer, which represents the sum of (i) 33,777,159 outstanding Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2019, (ii) 7,307,692 Class A Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019, (iii) 5,674,000 Class A Ordinary Shares converted from 5,674,000 Class B Ordinary Shares, as described in (1) above, and (iv) 6,069,000 Class B Ordinary Shares which, assuming completion of the transactions contemplated by SPA 2 (as defined in Item 4 below), will be sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2, and will be automatically converted into 6,069,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(3)

Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, which represents the sum of (i) 52,827,851 outstanding Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), and (ii) 192,783,628 Class B Ordinary Shares (representing (A) 200,000,001 Class B Ordinary Shares as reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, minus (B) 5,674,000 Class B Ordinary Shares as converted into 5,674,000 Class A Ordinary Shares as described in (1) above, minus (C) 6,069,000 Class B Ordinary Shares to be converted into 6,069,000 Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), plus (D) 4,526,627 Class B Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019), assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares.

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 5,674,000 Class A Ordinary Shares directly owned by P&R Finance represents 0.15% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Clear Radiant Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5% of the Class A Ordinary Shares (2) (or 2.5% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Represents 6,069,000 Class B Ordinary Shares of the Issuer in the aggregate, which, assuming completion of the transactions contemplated by SPA 2 (as defined in Item 4 below), will be sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2, and will be automatically converted into 6,069,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(2)

Calculated based upon 52,827,851 outstanding Class A Ordinary Shares of the Issuer, which represents the sum of (i) 33,777,159 outstanding Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, (ii) 7,307,692 Class A Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019, (iii) assuming completion of the transactions contemplated by SPA 2, 6,069,000 Class A Ordinary Shares converted from 6,069,000 Class B Ordinary Shares, as described in (1) above, and (iv) 5,674,000 Class B Ordinary Shares sold and transferred by AMTD Group to P&R Finance pursuant to SPA 1 (as defined in Item 4 below) on January 10, 2020, as automatically converted into 5,674,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(3)

Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, which represents the sum of (i) 52,827,851 outstanding Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), and (ii) 192,783,628 Class B Ordinary Shares (representing (A) 200,000,001 Class B Ordinary Shares as reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, minus (B) 5,674,000 Class B Ordinary Shares as converted into 5,674,000 Class A Ordinary Shares as described in (2) above, minus (C) 6,069,000 Class B Ordinary Shares to be converted into 6,069,000 Class A Ordinary Shares as described in (1) above (assuming completion of the transactions contemplated by SPA 2), plus (D) 4,526,627 Class B Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019), assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares.

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 6,069,000 Class A Ordinary Shares to be directly owned by Clear Radiant (assuming completion of the transactions contemplated by SPA 2) represents 0.16% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Unicorn Star Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 461,538 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 461,538 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,538 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% of the Class A Ordinary Shares (2) (or 0.2% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Represents 461,538 Class A Ordinary Shares of the Issuer in the aggregate directly owned by Unicorn Star. Unicorn Star acquired such shares since before the initial public offering of the American depositary shares representing the Class A Ordinary Shares of the Issuer.

(2)

Calculated based upon 52,827,851 outstanding Class A Ordinary Shares of the Issuer, which represents the sum of (i) 33,777,159 outstanding Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, (ii) 7,307,692 Class A Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019, (iii) 5,674,000 Class B Ordinary Shares of the Issuer, as sold and transferred by AMTD Group to P&R Finance pursuant to SPA 1 (as defined in Item 4 below) on January 10, 2020, and as automatically converted into 5,674,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer, and (iv) 6,069,000 Class B Ordinary Shares of the Issuer, which, assuming completion of the transactions contemplated by SPA 2 (as defined in Item 4 below), will be sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2, and will be automatically converted into 6,069,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(3)

Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, which represents the sum of (i) 52,827,851 outstanding Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), and (ii) 192,783,628 Class B Ordinary Shares (representing (A) 200,000,001 Class B Ordinary Shares as reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, minus (B) 5,674,000 Class B Ordinary Shares as converted into 5,674,000 Class A Ordinary Shares as described in (2) above, minus (C) 6,069,000 Class B Ordinary Shares to be converted into 6,069,000 Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), plus (D) 4,526,627 Class B Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019), assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares.

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 461,538 Class A Ordinary Shares directly owned by Unicorn Star represents 0.01% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Century City International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,204,538 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,204,538 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,204,538 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1% of the Class A Ordinary Shares (2) (or 5.0% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Represents the sum of (i) 5,674,000 Class B Ordinary Shares of the Issuer, as sold and transferred by AMTD Group to P&R Finance pursuant to SPA 1 (as defined in Item 4 below) on January 10, 2020, and as automatically converted into 5,674,000 Class A Ordinary Shares upon such sale and transfer in accordance with the Memorandum and Articles of Association of the Issuer, (ii) 6,069,000 Class B Ordinary Shares of the Issuer, which, assuming completion of the transactions contemplated by SPA 2 (as defined in Item 4 below), will be sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2, and will be automatically converted into 6,069,000 Class A Ordinary Shares upon such sale and transfer in accordance with the Memorandum and Articles of Association of the Issuer, and (iii) 461,538 Class A Ordinary Shares of the Issuer directly owned by Unicorn Star.

(2)

Calculated based upon 52,827,851 outstanding Class A Ordinary Shares of the Issuer, which represents the sum of (i) 33,777,159 outstanding Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, (ii) 7,307,692 Class A Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019, (iii) 5,674,000 Class A Ordinary Shares converted from 5,674,000 Class B Ordinary Shares, as described in (1) above, and (iii) assuming completion of the transactions contemplated by SPA 2, 6,069,000 Class A Ordinary Shares converted from 6,069,000 Class B Ordinary Shares, as described in (1) above.

(3)

Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, which represents the sum of (i) 52,827,851 outstanding Class A Ordinary Shares as described in (2) above (assuming completion of the transactions contemplated by SPA 2), and (ii) 192,783,628 Class B Ordinary Shares (representing (A) 200,000,001 Class B Ordinary Shares as reported by the Issuer to be issued and outstanding as of September 30, 2019, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 31, 2019, minus (B) 5,674,000 Class B Ordinary Shares as converted into 5,674,000 Class A Ordinary Shares as described in (1) above, minus (C) 6,069,000 Class B Ordinary Shares to be converted into 6,069,000 Class A Ordinary Shares as described in (1) above (assuming completion of the transactions contemplated by SPA 2), plus (D) 4,526,627 Class B Ordinary Shares issued to certain investors, as set forth in the Issuer’s report on Form 6-K filed with the SEC on December 23, 2019), assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares.

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 12,204,538 Class A Ordinary Shares directly owned by Unicorn Star represents 0.31% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D	Page 6 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, both with a par value of US$0.0001 per share.

The ADSs, each representing one Class A Ordinary Share, of the Issuer are listed on the New York Stock Exchange under the symbol “HKIB.”

The principal executive offices of the Issuer are located at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

P&R Finance, Clear Radiant, Unicorn Star and Century City are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Century City indirectly owns 62.3% of the outstanding share capital of Paliburg Holdings Limited, a Bermuda company (“Paliburg Holdings”). Paliburg Holdings indirectly owns 66.6% of the outstanding share capital of Regal Hotels International Holdings Limited, a Bermuda company (“Regal Hotels”). Regal Hotels indirectly owns all of the outstanding share capital of Unicorn Star. Each of Paliburg Holdings and Regal Hotels also indirectly owns 50% of the outstanding share capital of P&R Holdings Limited (“P&R Holdings”). P&R Holdings directly owns all of the outstanding share capital of P&R Finance. P&R Holdings also indirectly owns 57.8% of the outstanding share capital of Cosmopolitan International Holdings Limited, a Cayman Islands company (“Cosmopolitan”), which in turn indirectly owns all of the outstanding share capital of Clear Radiant. Regal Hotels also indirectly owns 12.0% of the outstanding share capital of Cosmopolitan.

Each of Cosmopolitan, P&R Holdings, Clear Radiant, Unicorn Star, Regal Hotels, Paliburg Holdings and Century City is principally an investment holding company. The principal business of P&R Finance is financing.

The address of the principal office of each of Century City, Paliburg Holdings, Regal Hotels, P&R Holdings, Cosmopolitan, P&R Finance, Clear Radiant and Unicorn Star is at 11th Floor, 68 Yee Wo Street, Causeway Bay, Hong Kong.

The directors of Century City are listed as follows: (i) six Executive Directors: Mr. Lo Yuk Sui, Mr. Jimmy Lo Chun To, Miss Lo Po Man, Mr. Kenneth Ng Kwai Kai, Mr. Donald Fan Tung and Mr. Kelvin Leung So Po; and (ii) three Independent Non-Executive Directors: Mr. Anthony Chuang, Ms. Winnie Ng and Mr. Wong Chi Keung. Mr. Lo Yuk Sui is the Chairman and Chief Executive Officer of Century City. Each of Mr. Jimmy Lo Chun To and Miss Lo Po Man is a Vice Chairman of Century City. Mr. Kenneth Ng Kwai Kai is the Chief Operating Officer of Century City. The directors of P&R Finance are listed as follows: Mr. Lo Yuk Sui, Mr. Jimmy Lo Chun To, Miss Lo Po Man, Mr. Kenneth Ng Kwai Kai, Mr. Donald Fan Tung, Ms. Belinda Yeung Bik Yiu, Mr. Kenneth Wong Po Man and Mr. Allen Wan Tze Wai. The directors of Clear Radiant are listed as follows: Mr. Lo Yuk Sui, Mr. Jimmy Lo Chun To, Miss Lo Po Man, Mr. Kenneth Ng Kwai Kai, Mr. Kenneth Wong Po Man and Mr. Kelvin Leung So Po. The directors of Unicorn Star are listed as follows: Mr. Lo Yuk Sui, Mr. Jimmy Lo Chun To, Miss Lo Po Man, Mr. Kenneth Ng Kwai Kai, Mr. Donald Fan Tung, Ms. Belinda Yeung Bik Yiu and Mr. Allen Wan Tze Wai. As of the date of this statement, none of P&R Finance, Clear Radiant or Unicorn Star has any executive officers.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any of Paliburg Holdings, Regal Hotels, P&R Holdings, Cosmopolitan or any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. 00180G106	13D	Page 7 of 8 Pages

Item 4. Purpose of Transaction.

On December 31, 2019, P&R Finance entered into a share purchase agreement (“SPA 1”) with AMTD Group. Pursuant to SPA 1, AMTD Group agreed to sell and transfer 5,674,000 Class A Ordinary Shares at a purchase price of $8.45 per share in multiple tranches to P&R Finance on or before January 10, 2020, subject to the satisfaction of certain conditions, including without limitation the sale and transfer of certain shares of Cosmopolitan by Lendas Investments Limited, a British Virgin Islands company and an indirect subsidiary of Century City (“Lendas Investments”), to International Merchants Holdings, a Cayman Islands company (“International Merchants”), pursuant to the agreement entered into by Lendas Investments and International Merchants on December 31, 2019 (the “Cosmo Share Sale”). On January 10, 2020, the transactions contemplated by SPA 1 were consummated and P&R Finance acquired 5,674,000 Class A Ordinary Shares of the Issuer from AMTD Group pursuant to the terms and conditions of SPA 1.

On December 31, 2019, Clear Radiant entered into a share purchase agreement (“SPA 2”; collectively with SPA 1, the “SPAs” and each, an “SPA”) with AMTD Group. Pursuant to SPA 2, AMTD Group agreed to sell and transfer 6,069,000 Class A Ordinary Shares at a purchase price of $8.45 per share in one tranche to Clear Radiant on or before March 31, 2020, subject to the satisfaction of certain conditions, including without limitation the sale of all issued share capital of, and the assignment of certain loans and other debts owed by, Cosmopolitan International Development Limited, a British Virgin Islands company and an indirect subsidiary of Century City, by Groupsource Investments Limited, a British Virgin Islands company and an indirect subsidiary of Century City (“Groupsource Investments”), to Fortis Fund IV Limited, a Cayman Islands company (“Fortis Fund IV”), pursuant to the agreement entered into by Groupsource Investments and Fortis Fund IV on December 31, 2019 (the “Cosmo Divestiture”). As of the date of this Schedule 13D, the purchase of 6,069,000 Class A Ordinary Shares by Clear Radiant as contemplated by SPA 2 has not been completed.

A copy of SPA 1 is attached hereto as Exhibit 99.2, and a copy of SPA 2 is attached hereto as Exhibit 99.3. The descriptions of SPA 1 and SPA 2 contained herein are qualified in their entirety by reference to the full text of SPA 1 and SPA 2, which are incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 and Exhibit 99.3, respectively.

For a period of one hundred and eighty (180) days after completion of the transactions contemplated by SPA 1 or the transactions contemplated by SPA 2, P&R Finance or Clear Radiant (as the case may be) may not transfer any securities of the Issuer held by it to any other person other than its affiliates or subsidiaries without the consent of AMTD Group (such period, as applicable to P&R Finance under SPA 1 or to Clear Radiant under SPA 2, the “Lock-up Period”). After the expiry of the applicable Lock-up Period, P&R Finance or Clear Radiant (as the case may be) may freely dispose of and transfer the securities of the Issuer held by it pursuant to the relevant SPA, subject to the Reinvestment Requirements as described below.

For so long as P&R Finance or Clear Radiant holds any Class A Ordinary Shares of the Issuer (or any ADSs converted therefrom) purchased by it from AMTD Group pursuant to SPA 1 or SPA 2 (as the case may be), and subject to compliance with applicable laws and regulations (including the rules of the Stock Exchange of Hong Kong), P&R Finance or Clear Radiant (as the case may be) shall and shall cause its affiliates to, for a period commencing from the completion of the transactions contemplated by the relevant SPA and ending on December 31, 2026 (the “Reinvestment Period”), reinvest all cash dividends distributed by the Issuer to it and its affiliates with respect to such Class A Ordinary Shares to purchase from the Issuer or AMTD Group (as elected by AMTD Group at its discretion) additional Class A Ordinary Shares of the Issuer on terms and conditions set forth in SPA 1 or SPA 2 (as the case may be), until the amount of cash dividend reinvested by P&R Finance and Clear Radiant under the SPAs reaches HK$193.28 million (with respect to reinvestment under SPA 1) and HK$206.72 million (with respect to reinvestment under SPA 2), respectively. The Reinvestment Period under each SPA will be automatically extended for up to seven (7) years unless the parties thereto mutually agree otherwise. P&R Finance or Clear Radiant shall use its reasonable best efforts to increase the Reinvestment Cap allocated under SPA 1 or SPA 2 (as the case may be) if certain conditions set forth in the relevant SPA are met. (The foregoing reinvestment requirements described in this paragraph, the “Reinvestment Requirements”.)

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise (subject to the lock-up requirement during the Lock-up Period as described above) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

CUSIP No. 00180G106	13D	Page 8 of 8 Pages

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated January 21, 2020 by and among the Reporting Persons.

99.2	Share Purchase Agreement dated December 31, 2019 between P&R Finance Limited and AMTD Group Company Limited.

99.3	Share Purchase Agreement dated December 31, 2019 between Clear Radiant Limited and AMTD Group Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020

P&R Finance Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Clear Radiant Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director

Unicorn Star Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Century City International Holdings Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director